UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
 ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Follow-Mee, Incorporated d/b/a Blue

Legal status of issuer

> ***Form***
> C-Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> State of Delaware
>
> ***Date of organization***
> March 22, 2016

Physical address of issuer
3499 Tenth Street
Riverside, CA 92501

Website of issuer
www.blue.social

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd SAFEs (Simple Agreement for Future Equity)

Target number of Securities to be offered
60,000

Price (or method for determining price)
$1.00 Securities will be sold in increments of $1; each security is convertible to shares of stock of the Company.

Target offering amount
$60,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
July 27, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end (year ended March 31, 2019)	Prior fiscal year-end (year ended March 31, 2018)
Total Assets	$1,801	$13,213
Cash & Cash Equivalents	$203	$12,482
Accounts Receivable	$0	$0
Short-term Debt	$12,272	$359
Long-term Debt	$275,413	$207,283
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$1,200	$2,219
Net Income	($122,168)	($179,381)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jose Montero II	
(Signature)	
Jose Montero II	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jose Montero II

(Signature)

Jose Montero II

(Name)

Director

(Title)

May 29, 2020

(Date)

/s/ Jose Montero Sr.

(Signature)

Jose Montero Sr.

(Name)

Director

(Title)

May 29, 2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

SUMMARY 10

    The Business 10

    The Offering 10

RISK FACTORS 11

    Risks Related to the Company's Business and Industry 11

    Risks Related to the Securities 14

BUSINESS 17

    Description of the Business 17

    Business Plan 17

    The Company's Products and/or Services 17

    Product / Service 17

    Description 17

    Current Market 17

    Competition 18

    Customer Base 19

    Intellectual Property 19

    Litigation 19

USE OF PROCEEDS 19

DIRECTORS, OFFICERS, AND MANAGERS 20

CAPITALIZATION AND OWNERSHIP 22

    Capitalization 22

    Ownership 23

    Operations 24

    Liquidity and Capital Resources 24

    Capital Expenditures and Other Obligations 24

    Material Changes and Other Information 24

    Trends and Uncertainties 24

THE OFFERING AND THE SECURITIES 26

    The Offering 26

    The Securities 27

    Voting and Control 29

    Anti-Dilution Rights 29

    Restrictions on Transfer 29

    Other Material Terms 31

TAX MATTERS 31

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 31

<p style="text-align:center">**May 29, 2020**</p>

<p style="text-align:center">**Follow-Mee, Inc. d/b/a Blue**</p>



<p style="text-align:center">**Up to $1,070,000 of Crowd SAFEs**
(Simple Agreement for Future Equity)]</p>

Follow-Mee, incorporated d/b/a Blue ("**Blue**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd SAFEs (Simple Agreement for Future Equity) of the Company (the "**Crowd SAFE**" or the "**Securities**"). The securities are convertible into shares of capital stock of the Company (the "**CF Shadow Securities**") on the terms set forth in the Crowd SAFE. Purchasers of Securities are sometimes referred to herein as "**Investors**" or "**you**." The minimum target offering is $60,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this **"Offering"**). The Company must reach its Target Amount of $60,000 by July 27, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions.

The rights and obligations of the Investors are set forth below in the section entitled "*The Offering and the Securities—The Offering*". In order to purchase Securities, a prospective investor must complete the purchase process through the OpenDeal Portal LLC dba "Republic" portal (the **"Intermediary"**). Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.blue.social.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://republic.co/blue.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective investor is urged to read this Form C and the Exhibits hereto in their entirety.

Follow-Mee, Inc. d/b/a Blue is a Delaware corporation, incorporated on March 22, 2016.

The Company is located at 3499 Tenth Street, Riverside CA 92501.

The Company's website is www.blue.social.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/blue and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of Crowd SAFEs being Offered	$60,000
Total Crowd SAFEs (outstanding after Offering if Target Offering Amount met	60,000*
Maximum Amount of Crowd SAFEs being offered	$1,070,000
Total Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,070,000*
Purchase Price per Security	$1.00 per Unit
Minimum Individual Purchase Amount	$100+
Offering Deadline	July 27, 2020
Use of Proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic as the Intermediary. The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$60,000	$3,600.00	$56,400.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The U.S. Securities and Exchange Commission (the "SEC") requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The novel coronavirus has had, and we expect it to continue to have, a material adverse impact on our business, results of operations, financial condition or product offerings.
Government efforts to contain the spread of the novel coronavirus (which causes the disease now known as COVID-19) through city lockdowns, restrictions on travel and quarantines, among others, as well as the efforts of businesses and individuals to reduce their exposure through the cancellation of conferences, meetings and networking and other events, among others, have caused significant disruptions to the global economy and normal business operations across all industries. We expect mass participation events such as conferences and networking events to continue to be cancelled or postponed, which may continue for an undetermined period of time. The foregoing are likely to continue to adversely affect business and consumer confidence, which could further reduce economic growth and possibly lead to a global recession.

We currently are unable to predict the duration and severity of the spread of the coronavirus, and the responses of the government, businesses and consumers to the outbreak. We expect we will suffer adverse effects, and the greater and longer the pandemic, the increased likelihood that it will adversely affect the Company, our business, results of operations, financial condition or product offerings.

Our patents and other intellectual property could be unenforceable or ineffective.
In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. If we are issued the patent, patents are limited in their impact to the country of issue. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be

competing without enforceable intellectual property protection in one or more of these markets.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property.
It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non- infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

This is a new and unproven industry.
The Company operates in a relatively new, and it is an unproven industry. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a similar product or app that generates significant sales, rendering our intellectual property worthless.

There are several potential competitors who are better positioned than we are to take the majority of the market.
Facebook, LinkedIn, Google and certain location-based social search mobile apps and Web applications most often used as dating services, with much greater financial and marketing resources, are potential competitors that could choose to enter Blue's ambient social networking market space and take the majority of the market.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful.
We began commercial operations in 2016 and began monetizing Blue in 2019. We have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the challenges we face, including the ones discussed in this section.

We may face technological challenges.
We may find that our technology may not scale or is adversely impacted by changes in cellular phone operating systems, hardware or short-range wireless communications capabilities. Such technological challenges could prevent

Blue from functioning with the necessary features and capabilities to attract users. This would thwart our ability to take Blue global and monetize it worldwide.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in one of our partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
The Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company's founders and other stockholders have substantial control over all stockholder decisions because they control a substantial majority of our voting stock.
Jose Montero and Jose Montero II, the Company's founders, collectively control approximately 51% of the Company's outstanding capital stock. In addition, the Company has granted certain special approval and other rights to certain other holders of the Company's Series Seed Preferred Stock. As a result, the founders and such other preferred stockholders of the Company have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. As officers of the Company, the founders have control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As board members and officers, the founders owe a fiduciary duty to our stockholders and must act in good faith in a manner they reasonably believe to be in the best interests of our stockholders. As stockholders, even controlling stockholders, the founders and such other preferred stockholders are entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of our stockholders generally.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Crowd SAFEs will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFEs may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFEs. Because the Crowd SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd SAFEs may also adversely affect the price that you might be able to obtain for the Crowd SAFEs in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities or other preferred securities of the Company, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of a Crowd SAFE nor holders of CF Shadow Securities nor other preferred securities of the Company can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Meeting people is hard. Blue exists because introducing yourself is often the hardest part to the beginning of any friendship. Our app icon says it all! Imagine arriving at a college classroom, party or networking event where as you walk in suddenly everybody knows your name and something about you. That's Blue — your Virtual Name Tag™ that brings together the digital and physical worlds. We believe reinventing the Name Tag and Student ID using 21st Century technology is our greatest opportunity to *maximize social opportunity*. Blue empowers and encourages users to Be Social after being introduced virtually to one another in ambient space ultimately building a world of friends wherever you go!

Business Plan
Blue creates the *first Bluetooth Market Network* enabling anyone with a smartphone to discover, pay and interact with *people and things* nearby autonomously, via Bluetooth, Near Field Communication (NFC), Radio-Frequency Identification (RFID) and other short-range wireless communications technologies. NFC technology has only recently matured to enable mass user adoption of NFC for Smartphones, Wearables, POS Terminals, Data Transfer, Payments, etc. Google & Apple are in a race to make Bluetooth & NFC ubiquitous & Blue is *riding the crest* of the wave with our innovative and uniquely "integrated" Blue App and Blue Smart Card.

We are *growth hacking* app downloads utilizing NFC "Blue Smart Cards" to rapidly seed and blitzscale Blue app users and *overcome the absence* of the network effect. Tens of thousands of consumers and business professionals have purchased the Blue Smart Card — the business card REINVENTED. Blue is a mobile app available on iOS in the Apple App Store and on Android via Google Play. The Blue Smart Card is available at www.blue.social.

The Company's Products and/or Services

Product / Service	Description	Current Market
Blue Social App	Blue is the social app that introduces you to people you cross paths in real-life. Blue is as simple as slapping on a name tag and forgetting about it - you simply turn on Blue, slide your phone back in your pocket and as soon as you cross paths with another user in REAL-LIFE, you'll be notified in real-time!	Business to Consumer: approximately 3.25 billion active mobile social accounts worldwide. Business to Business: Business Enterprises, Conference Organizers, Universities and organizations aiming to promote employee/attendee/student interactions and social networking
Blue Smart Card (Branded)	The Blue Smart Card is the high-tech	Business to Business:

	modern NFC smart card alternative to old-school paper business cards.	Founders, Sole Proprietors, Business Professionals and Business Enterprises
Blue Smart Card (White Label)	Custom branded smart cards Powered by Blue.	Business to Business: Enterprises and other organizations for internal use, and Resellers such as online Influencers, Internet portals and Retailers, and Conference organizers Business to Government: Local government and Civic organizations, such as Police Departments, Rotary Clubs, Advocacy Groups, Lobbyists, etc.
Smart Student ID's	Educational Institution branded smart student ID cards Powered by and integrated with Blue and used to monitor and track attendance and encourage student social interactions	Business to Government: Community Colleges, State Colleges, Universities and most any educational institution
Smart Displays	NFC Displays used to communicate product, service, venue or other information, engage attendee/viewer and collect attendee/viewer information	Business to Business: Museums, Art Galleries, Retailers, Hospitality, Realtors (open house), Wholesalers, etc.
Blue Smart Beacons	Bluetooth Beacons used to interact with the Blue App for informational, geo-location and proximity marketing purposes	Business to Business: Business to Government: All organizations using the Blue App with or without Smart Cards, and organizations seeking to "reach" Blue App users nearby

Competition

Blue competes in the highly competitive app market against social media networks of many large and small companies, including well-known global competitors. All social media apps in a sense compete for screen time and engagement, and of the hundreds of thousands of apps introduced each year, few become ubiquitous. Blue is innovative and a game-changer and we believe has no "direct" substitute as Blue opens new market space uniquely focusing on *real-time Bluetooth ambient discovery* and making introductions easy. Ambient discovery enables users to see information about people and things around them and Blue's Auto-Networking™ technology works in the background making discovery effortless.

Notwithstanding, dormant and underlying competitors include several apps (Happn, Bumble, Tinder and many less well known) that are positioned as "dating" apps that generally show people miles away and are strictly GPS-based and may tend to drain batteries and require Internet/Cellular access to function. Tinder has tried unsuccessfully to re-position itself for use in general introductions, and Bumble added BFF and Bizz *modes* to its app with similar general friending intentions. These apps generally are not intended to discover people in the **same room** (ambient setting).

Facebook added in 2019 its meet-people (dating) feature onto its platform and has had limited success, and in 2018, two years after the iOS introduction of Blue, LinkedIn introduced its Nearby feature that shows names and limited profiles of people nearby that "have the nearby feature/screen on near you" at the **exact same moment.** This feature is cumbersome, requires Wi-Fi and has experienced limited success and you can't do anything else with your phone while using the feature, completely opposite to Blue's Auto-Networking technology.

We believe the Blue app's ability to see social profiles of other users in real life and it's all-in-one ability to consolidate access to selected social media profiles, websites, emails, phone numbers, payment applications, etc. is innovative and disruptive, and potentially culture and behavior-changing. The Blue app includes a user-defined virtual social networking profile platform, combined with Bluetooth and other short-range wireless technologies that make it fun and easy to share, follow, discover and be discovered by others nearby. Planned features include short-range wireless permission-based: messaging, directional and distance indicators, non-cellular Bluetooth phone calls, key-word search capabilities, and algorithms for recommended introductions. Presently there is no app with the same integrated suite of technologies, features, functions.

Similarly, the markets in which we sell our Smart NFC products are highly competitive. Our NFC products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Markets include:
Business to Consumer (B2C): Students, business owners, business professionals, social media users.
Business to Business (B2B) Retail: Shopping malls, brand stores, convenience stores, gas stations.
Business to Business (B2B) Hospitality: Hotels, casinos, restaurants, bars, nightclubs, schools, vacations spots, stadiums, convention centers, airports.
Business to Government (B2G): Smart Cities, educational institutions, advertising, transportation, safety/security, government, insurance, code enforcement, regulatory applications.

Supply Chain
As buyers we are able to purchase materials for our products in the ordinary course of business from numerous suppliers and we have the ability to produce Smart Cards locally. As suppliers we sell and deliver our products and software applications in business to business, business to consumer and business to government markets through the Internet, mobile App Stores and direct sales force.

Intellectual Property
Trademarks, Trade Dress, Copyrights and Patent (license)

Governmental/Regulatory Approval and Compliance
The Company is generally subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,600	6.00%	$64,200
Product Development	25.00%	$15,000	25.70%	$275,000
Sales & Marketing	41.00%	$24,600	57.76%	$618,000
Legal IP	16.00%	$9,600	3.27%	$35,000
Equipment	12.00%	$7,200	3.27%	$35,000
Accrued Interest Convertible Notes	0.00%	$0	4.00%	$42,800
Total	**100.00%**	**$60,000.00**	**100.00%**	**$1,070,000.00**

Product Development: The Use of Proceeds for Product Development will be, among other things, for refinements to the Blue App UI-UX, as well as enhance its features and capabilities in response to market feedback.

Sales & Marketing: Funds for Sales & Marketing will be, among other things, used for professional and collegiate events, brand awareness and app and Blue Smart Card conversion campaigns, as well as social media advertisements and investment in necessary digital marketing assets.

Legal IP: Use of proceeds for Legal IP will be, among other things, for costs associated with Intellectual Property registrations and filing with the US Patent & Trademark Office, and foreign governments, relating to any of the Company's Trademarks, Copyrights, Trade dress and or Patents.

Equipment: Use of proceeds for Equipment will be, among other things, in support of Company Information Technology infrastructure (computers, servers, software, etc.) and equipment for operational processing and order fulfillment of the Company's products.

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jose Montero	President, Chief Executive Officer and Board Director	Creating, planning, and implementing the direction of the Company, app development and business development.	Riverside Community College, non-degreed Draper University Graduate, Hero Training Entrepreneurship Program
Jose Montero Sr.	Chief Financial Officer & Chief Operations Officer, Board Director and Chairman of the Board	Implementing and integrating company business processes and operations, controller, managing finances, and financial strategies.	Masters in Management, Peter F. Drucker School of Management, Claremont Graduate University. B.S. Management, Massachusetts Institute of Technology Sloan School of Management. B.S. Chemical Engineering, Massachusetts Institute of Technology
Victoria Montero	Secretary	Registered Nurse. Secretary of the Company.	Registered Nurse, Associate of Science
Christen Montero	Chief Marketing Officer	Directing the Company's strategic direction, creating, planning,	MBA, B.S. Study of the Mind, Metaphysics, Education and Marketing, University of Redlands.

		implementing and integrating marketing activities, app development, and development of company processes.	
Mario Contreras	Chief Product Development Officer	Oversight of technical aspects of the Company, including app development, and directing the Company's strategic direction, development, and future growth.	(No College Education)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to State of Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 11 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Series Seed Preferred Stock
Amount outstanding/Face Value	708,567
Voting Rights	YES. Each share of Series Seed Preferred Stock is initially entitled to one vote. In addition, certain holders of Series Seed Preferred Stock were granted special approval and other rights.
Anti-Dilution Rights	NO
Other Material Terms	Voting Rights: Approval of the holders of at least a majority of the outstanding shares of the Company's Series Seed Preferred Stock (voting as a single class on an as-converted basis), which majority must include Draper Associates V, L.P., for so long as such stockholder or its affiliates holds any shares of Series Seed Preferred Stock of the Company, is required to (i) adversely change rights of the Company's Series Seed Preferred Stock; (ii) change the authorized number of shares of the Company; (iii) authorize a new series of Preferred Stock of the Company having rights senior to or on parity with the Company's Series Seed Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors of the Company; (vii) liquidate or dissolve, including any change of control; (viii) certain matters related to Token Offerings; or (ix) amend, alter or repeal the definition of "Requisite Holders." Equity Participation: Draper Associates V, L.P. has the right to participate on a pro rata basis in subsequent issuances of Company securities. Board of Directors: Draper Associates V, L.P. has the right to designate one director of the Company, for so long as such stockholder or its affiliates holds any shares of Series Seed Preferred Stock of the Company. Future Rights: The Series Seed Preferred Stock of the Company will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Series Seed Preferred Stock, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	25.49%*

Type of security	Common Stock
Amount outstanding/Face Value	1,370,927
Voting Rights	YES Each share of Common Stock is entitled to one vote.
Anti-Dilution Rights	NO
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	49.32%*

*Assumes no issued and outstanding options are exercised.

Type of security	Option to Acquire Common Stock
Amount outstanding/Face Value	432,924
Voting Rights	NO
Anti-Dilution Rights	NO
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional options to acquire Common Stock, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.58%

Ownership
A majority of the outstanding shares of capital stock of the Company is owned by co-founders, Jose Montero and Jose Montero Sr.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jose Montero Sr.	650,000 shares of Common Stock	23.39%
	139,062 shares of Series Seed Preferred Stock	5.00%

Jose Montero II	650,000 shares of Common Stock	23.39%
Draper Associates VI, L.P.*	517,732 shares of Series Seed Preferred Stock	18.63%

*An entity affiliated with this stockholder owns an additional 51,773 shares of Series Seed Preferred Stock, representing an additional 1.86% percentage ownership of the Company on a fully diluted basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Follow-Mee, Inc. d/b/a Blue (the **"Company"**) was incorporated on March 22, 2016 under the laws of the State of Delaware, and is headquartered in Riverside, California. The Company designs, develops and markets mobile applications and short-range wireless technology products and services to consumers, commercial businesses and governmental entities throughout the world.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash comes from sales of company products and services.

As of the May 1, 2020, the Company had $1,056,564 in cash or cash equivalents.

The Company commenced revenues operations in mid-August 2019 and has realized revenues of approximately $375,000 through January 31, 2020. The Company continues to invest all free cash flow in operational and marketing growth activities and product development and uses short-term financing from lines of credit/credit cards for social media advertising expenses.

The Company previously had two convertible notes outstanding totaling $268,600 with Jose Montero Sr., who is an officer, director and co-founder of the Company. Such notes converted into shares of Series Seed Preferred Stock in connection with the Company's sale of Series Seed Preferred Stock that occurred on April 24, 2020.

On April 20, 2020, the Company's Series A Common Stock and Series B Common Stock were converted into a single series of common stock. As of the date of the filing of this Form C/A, the Company is authorized to issue (i) 3,088,327 shares of Common Stock, $0.0001 par value per share, of which 1,370,927 shares are issued and outstanding, and (ii) 708,567 shares of Preferred Stock, $0.0001 par value per share, of which 708,567 shares are issued and outstanding.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our growth and operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company intends to invest limited funds in equipment, computers and office furnishings.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Dollar Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series B Common Stock*	$113,624.74	57,927	Product Development and General Corporate Purposes	Rolling closings occurred on the following dates: 10/01/16 11/03/16 11/08/16 11/10/16 11/22/16 06/25/17	Rule 504 of Reg. D; California §25102(f)
Series B Common Stock*	$30,711.20	13,000	Product Development and General Corporate Purposes	Rolling closings occurred on the following dates: 06/22/18 08/22/18	Rule 504 of Reg. D; California §25102(f)
Convertible Promissory Notes	$268,600.00	2	Product Development and General Corporate Purposes	3/27/18 8/30/19	Section 4(a)(2); California §25102(f)
Series Seed Preferred Stock	$1,368,598.91**	708,567	Product Development, General Corporate Purposes and Debt Repayment	4/24/20	Rule 506(b) of Reg. D

*Subsequently converted to a single series of Common Stock of the Company.

** Includes the cancellation of $268,600 in previously outstanding convertible notes of the Company.

THE OFFERING AND THE SECURITIES

The Offering

Follow-Mee, incorporated d/b/a Blue ("**Blue**", the "**Company**," "**we**," "**us**", or "**our**") is offering up to $1,070,000 worth of Crowd SAFEs (Simple Agreements for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $1,070,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $60,000 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by July 27, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not his, her or its legal name, such Investor may be unable to redeem his, her or its Securities, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by such Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. An Investor may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **<u>Any Investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel his, her or its investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the earlier of the Offering Deadline or the Company's close on such Investor's investment.</u>** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his, her or its investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his, her or its investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his, her or its investment as soon as practicable thereafter.

In the event that the Company has investment commitments totaling two-times the Minimum Amount prior to the Offering Deadline, the Company may conduct the first of multiple closings of the Offering early, provided all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two-times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised.

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd SAFE instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 3,088,327 shares of Common Stock, $0.0001 par value per share, of which 1,370,927 shares will be issued and outstanding, and (ii) 708,567 shares of Series Seed Preferred Stock, $0.0001 par value per share, of which 708,567 shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $3,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $14,750,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Equity Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (as defined below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Series B Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $14,750,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used herein means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of capital stock of the Company.

A "**Dissolution Event**" as used herein means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares of the CF Shadow Securities to the Investor pursuant to the conversion provisions, or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or potentially when converted.

The Company and certain stockholders of the Company are party to that certain Series Seed Preferred Stock Investment Agreement dated as of April 24, 2020, provides for, among other things, certain special voting and other rights in favor of certain stockholders of the Company.

As a condition precedent to the conversion or other exercise of the Securities, each Investor will be required to execute and deliver to the Company the Joinder Agreement (as defined below). As used herein, "**Joinder Agreement**" means the Stockholders Agreement or any then current voting, investor rights, co-sale/right of first refusal or any similar agreement among the Company and the stockholders of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "**Member of the family**" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Further, although an Investor may legally be able to transfer the Securities, such Investor may not be able to find another party willing to purchase such Securities.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (the "**SEC**") or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right or obligation to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS, HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT ITS, HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.'

The Company has conducted the following transactions with related persons:

- The Company has issued two convertible notes (collectively, the "**Notes**") – one in the original principal amount of $197,700, as amended, which was to mature on March 27, 2021 and one in the original principal amount of $70,900, which was to mature on August 30, 2021 – to Jose Montero Sr., who is an officer, director and co-founder of the Company. The Notes accrued interest at a rate of 7.5% simple interest per annum. The Notes converted into Series Seed Preferred Stock in connection with the Company's sale of its Series Seed Preferred Stock that closed on April 24, 2020 (the "**Series Seed Financing**"). In addition, at the closing of the Series Seed Financing, the Company paid approximately $46,000 in accrued and unpaid interest to Mr. Montero in connection with the cancellation and forgiveness of the Notes.

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Follow-Mee, Inc
(dba Blue)

(a Delaware Corporation)

Unaudited Financial Statements

Period of April 1, 2017 through March 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Group

Financial Statements

Follow-Mee, Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

      Balance Sheet as of March 31, 2019 and March 31, 2018   FS-5

      Income Statement for the period of April 1, 2017 through March 31, 2019   FS-6

      Statement of Changes in Shareholders' Equity for the period of April 1, 2017 through   FS-7
      March 31, 2019

      Statement of Cash Flows for the period of April 1, 2017 through March 31, 2019   FS-8

      Notes and Additional Disclosures to the Financial Statements as of March 31, 2019   FS-9



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 27, 2020

To: Board of Directors of Follow-Mee, Inc. (dba Blue)
       Attn: Jose Montero, CEO

Re: 2019 and 2018 Financial Statement Review
       Follow-Mee, Inc. (dba Blue)

We have reviewed the accompanying financial statements of Follow-Mee, Inc. (the "Company", doing business as "Blue"), which comprise the balance sheet as of March 31, 2019 and March 31, 2018 and the related statements of income, equity, and cash flows for the period of April 1, 2017 through March 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

FOLLOW-MEE, INC.
DBA BLUE
BALANCE SHEET
For years ending March 31, 2018 and March 31, 2019
(unaudited)

	Year ended March 31,	
	2019	**2018**
Assets		
Current assets:		
Cash and cash equivalents	203	12,482
Shareholder receivable	867	
Prepaid expenses	731	731
Total current assets	1,801	13,213
Property and equipment, net		
Intangible assets, net		
Total assets	1,801	13,213
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	9,959	90
Other current liabilities	2,313	269
Total current liabilities	12,272	359
Other liabilities		
Stockholder loans	248,700	197,700
Accrued interest	26,713	9,583
Total liabilities	287,685	207,642
Stockholders' equity		
Common stock, $0.0001 par value;		
2.1 million Class A shares authorized,		
650,000 shares issued and outstanding, as		
of March 31, 2019; 900,000 Class B		
shares authorized,		
70,927 issued and outstanding		
Par Value	137	136
Additional paid in capital	324,874	294,164
Net Income	(122,168)	(179,381)
Retained earnings	(488,729)	(309,348)
Total stockholders' equity	(285,885)	(194,428)
Total liabilities and stockholders' equity	1,801	13,213

The accompanying notes are an integral part of these financial statements.

FOLLOW-MEE, INC.
DBA BLUE
STATEMENT OF INCOME
For years ending March 31, 2018 and March 31, 2019
(unaudited)

	Year ended March 31,	
	2019	**2018**
Revenue		
Costs and Expenses:		
Cost of revenue		
Research and development	50,284	79,162
Marketing and Sales	19,135	46,094
General and administrative	34,414	42,323
Total costs and expenses	103,833	167,579
Income from operations	(103,833)	(167,579)
Interest expense	17,135	9,583
Income before provision for income taxes	(120,968)	(177,162)
Provision for Income taxes	1,200	2,219
Net loss	(122,168)	(179,381)

The accompanying notes are an integral part of these financial statements.

FOLLOW-MEE, INC.
DBA BLUE
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For years ending March 31, 2018 and March 31, 2019
(unaudited)

	Class A and Class B Common Stock		Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity (Deficit)
	Shares	**Par Value**			
Balance at March 31, 2017	1,352,829	135	284,165	(309,348)	(25,047)
Changes in equity for fiscal year 2017					
Issuance of common stock for cash	5,098	1	9,999		10,000
Net Loss				(179,381)	(179,381)
Balance at March 31, 2018	1,357,927	136	294,164	(488,729)	(194,428)
Changes in equity for fiscal year 2018					
Issuance of common stock for cash	13,000	1	30,710		30,711
Net loss				(122,168)	(122,168)
Balance at March 31, 2019	1,370,927	137	324,874	(610,897)	(285,885)

The accompanying notes are an integral part of these financial statements.

FOLLOW-MEE, INC.
DBA BLUE
STATEMENTS OF CASH FLOWS
For years ending March 31, 2018 and March 31, 2019
(unaudited)

	Year ended March 31,	
	2019	**2018**
Cash flows from operating activities		
Net loss	(122,168)	(179,381)
Adjustments to reconcile net income		
To net cash used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(731)
Stockholder receivable	(867)	
Deposits		1,500
Accounts payable	9,869	(6,160)
Accrued expenses	2,044	269
Accrued interest	17,130	9,583
Net cash provided by (used in)		
operating activities	(93,992)	(174,920)
Cash flows from investing activities		
Purchases of property and equipment, net		
Purchases of intangible assets		
Net cash used in investing activities	-	-
Cash flows from financing activities		
Proceeds from stockholder loans	51,000	166,100
Repurchase of common stock		
Proceeds from issuance of		
common stock	30,713	10,000
Net cash provided by financing activities	81,713	176,100
Net increase (decrease) in cash and		
cash equivalents	(12,279)	1,180
Cash and cash equivalents, beginning		
of period	12,482	11,302
Cash and cash equivalents, end		
of period	203	12,482
Supplemental disclosure of cash flow		
information		
Cash paid for income taxes	1,200	2,219

The accompanying notes are an integral part of these financial statements.

FOLLOW-MEE, INC.
(DBA BLUE)
Notes to Financial Statements
For years ending March 31, 2018 and March 31, 2019
(unaudited)

NOTE 1 - Nature of Operations

Follow-Mee, Inc. (DBA Blue) (the "Company") is a Delaware C corporation located in Riverside, California. The Company incorporated on March 22, 2016. The Company develops and markets native mobile applications, web applications and produces, imports and sells products, including products that utilize short-range radio frequency technologies. The Company's mobile apps are available worldwide on iOS through the Apple App Store and on Android through Google Play. The Company's web applications are available where permitted globally through the Internet. The Company operates as a general business enterprise, with corresponding marketing, sales, research, development, finance, operations and other necessary organizational functions. The Company's primary source of revenue presently is the sale of Blue Smart Cards, which are NFC virtual *social cards* integrated with the Blue mobile app. The Blue Smart Card is a replacement for business cards and other forms of contact information exchange.

Since inception, the Company has relied on securing loans to fund its operations in addition to the sale of common stock to investors. As of March 31, 2019, the Company has limited cash available and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and global markets. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in technology or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations

Cash

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of March 31, 2019 and 2018, the Company had $203 and $12,482 of cash on hand, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly extend the useful life of the asset are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. As of March 31, 2019, the Company had no significant equipment or other fixed assets. Software product development expenses incurred that meet the "technological feasibility" (ASC Topic 350) standard are capitalized and appear as intangible assets on the balance sheet (see Software Development Costs below).

Stockholder loans

The outstanding stockholder loans are comprised of convertible notes issued to the Company. The balance as of March 31, 2019 and 2018 was $248,700 and $197,700, respectively. See Note 4 – Convertible Notes for details.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company expenses advertising costs as they are incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased or Otherwise Marketed. ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. As of April 2019, technological feasibility was established and all direct research and development costs are considered recoverable and are being capitalized with amortization over the expected 5 years useful life of the software.

Concentration of Risk

The Company has cash in financial institutions which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. At various times throughout the year, the Company may have cash balances in financial institutions which exceed the FDIC insurance limit. Management reviews the financial condition of these financial institutions on a periodic basis and does not believe this concentration of cash results in a high level of risk for the Company.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified
as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Modifications and improvements were made to the guidance in this ASU through ASU's 2018-01, 2018-10, 2018-11, and 2018-20. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of its pending adoption of the new standard on its financial statements.

NOTE 3 - Income Tax Provision

For financial reporting purposes, the Company has elected to use the taxes payable method. Under the method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. The tax returns are subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. As of March 31, 2019, the Company has net operating loss carryovers of approximately $581,058.

NOTE 4 - Convertible Notes Payable

Since inception, the Company has raised $248,700 cash in exchange for multiple convertible notes payable (collectively, the "Notes"). The Notes accrue interest at 7.5% per annum. Principal and interest under the Notes are convertible into Common Stock, at the option of the holders of the Notes, at a 10% discount, or are automatically convertible into Preferred Stock upon a "Qualified Financing" (as defined below). The Notes are due March 27, 2021.

Upon the closing of a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000), the holder shall be entitled to elect either (A) to receive a cash payment equal to all principal and accrued interest under the Note (the "Conversion Value"), or (B) to convert the Note, at the Conversion Value, into the Company's equity sold in the Qualified Financing at a discount of 10%.

As of March 31, 2019, approximately $26,713 of interest had accrued under the Notes.

NOTE 5 - Legal Matters

In the normal course of business, the Company may become a party to litigation. Management believes there are no asserted or un-asserted claims or contingencies that would have a significant impact on the financial statements of the Company as of March 31, 2019.

NOTE 6 – Going Concern

The Company recognizes it will need to raise additional capital in order to fund operations and execute its current plan at growth. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable, and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. If the Company is unable to obtain financing on a timely basis, the Company could be forced to sell its assets, discontinue its operations and/or pursue other strategic avenues to commercialize its technology, and its intellectual property could be impaired.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7 - Subsequent Events

Stock Options Issued

Two stock options were issued in February 2020 for the option to purchase 216,462 shares of common stock each. These options have exercise prices equal to the fair value of the Company's common stock, which will be documented in the applicable stock option agreement to be entered into by the Company and the option holder. To date, no options have been exercised.

Anticipated Crowdfunded Offering

The Company plans to offer a Crowd SAFE (Simple Agreement for Future Equity) security of up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $60,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the Crowdfund Offering.

Management's Evaluation

Management has evaluated subsequent events through February 27, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified, which requires adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.



Company Name	Blue



Logo	

Headline	A smart business card and mobile app for the modern age

Cover photo



Hero Image



No app required.

Tags   Latinx Founders, Minority Founders, Community, Apps, Network, Social Impact

---

Pitch text

Summary

- 💵 Over $400,000 in revenue generated in the last 6 months
- 📊 Disrupting the business card market: 10B+ printed each year
- 👥 50,000+ users on the network worldwide and growing
- 🗣 750,000+ Social Interactions on Blue
- 🔑 Cutting-edge patented technology
- 🤝 Revolutionizing the way we connect in real life
- 🔵 Establishing the first true Social Card

Problem

Meeting people is hard



Introducing yourself is often the hardest part of the beginning of any friendship. Whether in a classroom, at a party, club or business event, meeting new people is difficult.

We'll often turn to our phones just to avoid “awkward” eye contact with the people around us. We do this whether we're simply waiting for a friend to arrive, dining, traveling, or sitting alone. It's strange how social media can have that effect on us, making us less social and leaving us often feeling alone even as we stay "connected" with others online.


NATIONAL RESULTS
THOSE WHO HAVE DAILY INTERACTIONS HAVE LOWEST LONELINESS SCORES
39.6
46.2
50.8
54.9
59.6
Daily Interaction
Weekly Interaction
Monthly Interaction
Interaction Every Other Month or Less
Never

U.S. Loneliness Index Report, Cigna.

We tend to undervalue in-person interactions, which are important in helping us feel connected and less lonely. A recent study found that 87 percent of millennials admitted to missing out on a conversation with someone nearby because they were distracted by their phone.



And do business cards really help us stay connected to people we meet? Everywhere we go, it seems we can't operate without business cards. We might even feel a need to make excuses if we don't have a business card to hand out.

And yet, printing billions of business cards is environmentally harmful, wasteful and unnecessary. Millions of trees are cut down to produce the over 27 million business cards that are printed each day. Yet, 88 percent of cards handed out get thrown away within a week!



In today's technology-driven world, business cards should be a thing of the past.

Solution



Welcome to Blue
The New Way to Network™

At Blue, our logo says it all! Imagine that as soon as you arrive at a college class, party or networking event, everybody suddenly knows your name and something about you. That's the power of Blue - your *virtual* name tag that brings together the digital and physical worlds!

Technology is everywhere. Most of us rely on the Internet to shop, seek information and stay "connected" with people around the world. But what about meeting people around you in real life?

We believe in using technology for social good. Technology has made it harder to meet people in a crowded room or simply connect with someone close by. We go to social events and often leave feeling like we really didn't "meet" anyone or make any meaningful connections. But, if social interactions *offline* are necessary to feel less lonely, how do we get people to connect in person with others around them? The answer is **Blue**.

Product

The Blue Smart Card

Your browser does not support HTML5 video.



Your browser does not support HTML5 video.

Download our Mobile App

 

A smart business card and mobile app for the modern age

At Blue, we believe reinventing the name tag is our greatest opportunity to maximize social opportunity. Using Bluetooth Low Energy and Near Field Communication, we help connect you with people nearby on existing social media networks and more.





Share Everything!
Profile Picture.
Contact Details.
Social Media Profiles.
Music Playlist.
Pay with Venmo.
External Links & So Much More.
Stephanie
UCLA Sweden
Marketing & Communications Major
Add to Contacts
HELLO
my name is
Blue

Blue uses cutting-edge technology to reinvent the business card. The Blue Smart Card allows you to instantly share your social information with just one tap. And best of all, the other person doesn't need the Blue app to receive your information and add you to their contacts!



HELLO
my name is
Blue
TAP HERE WITH YOUR PHONE

The Blue Smart Card works on most Android and newer iPhones that are NFC compatible. It's a great conversation starter and leaves a lasting impression on everyone you meet. Use our mobile app to activate your Blue Smart Card on the go!

Activate Blue Smart Card
With three simple steps
2:56
Settings
SCAN NFC
Edit Profile
Activate Blue Smart Card
Change Password
Help
About
Logout
Discover nearby users
Share your profile with nearby users. When turned off, you're hidden.
HELLO
Blue
Blue Version 3.0
1.
Download our Mobile App
Download on the App Store
GET IT ON Google Play
2.
Create your Blue Profile
Add a selfie or upload an image of you so that way people know who they are interacting with.
3.
Activate your Blue Smart Card™
using an NFC compatible Device.







The best part of Blue is our mobile app that uses our Bluetooth Auto-Networking™ technology that introduces you to people you cross paths with in real-life and encourages users to be social *in person*.

Your browser does not support HTML5 video.

You simply turn on Blue, slide your phone back in your pocket and as soon as you cross paths with another user in REAL-LIFE, you'll receive a notification!

Break the ice by notifying users directly that you want to be social with them.

Tap to be social. 👋


12:07
Thursday, February 13
BLUE now
Ashley Watson, wants to be social. 👋
BLUE now
erick llamas, wants to be social. 👋
ASK AND YOU SHALL RECEIVE
SEEK AND YOU SHALL FIND

It's that easy. We call it *ambient networking* - our vision to ultimately build a world of friends wherever you go.

Traction

People meeting people in real life on Blue

500,000+ **Social Interactions created with Blue Social.**

We are compatible with all major carriers and **65+ different phone models**. We are LIVE on both Apple App Store and Google Play, and have been growing virally! There are over 40,000 users on The Blue Network interacting with 10,000+ people every day. This is the time for a new way to network!

Over 50+ Events



Crowd Invest Summit 2016
330 downloads
3478 connections



University of California Irvine 2016
200 downloads
2724 connections



Leadership Conference 2017
250 downloads
2151 connections


7
TECH COAST
ANGELS

March 2016
Tech Coast Fast Pitch Finalist

One of Orange County's most exciting entrepreneurial evenings sponsored by the nation's largest angel investment network.


Future Speak
in·no·va·tion
INLAND EMPIRE
RIVERSIDE COUNTY
INNOVATION
MONTH
INNOVATION
ENTREPRENEURSHIP
GROWTH
RIVCOINNOVATION.ORG
EDA
UCRIVERSIDE

April 2017
Riverside Innovation Fast Pitch Competition Winners!



March **2018**
Pre-Launch Event

**Over 300+ people attended the first Tech Launch Event on the 5th floor
of Riverside City Hall on a beautiful night.**



March **2018**
SXSW Startup Spotlight

**Blue was spotlighted as a startup disrupting technology
in the networking and connectivity industries.**



April **2019**
Draper University

**Top entrepreneurship program in Silicon Valley by
legendary Tim Draper and Andy Tang.**



$400,000 in revenue in the last 6 months



Results: August 13 -Feb.15 2019

Through online advertising, affiliate marketing, enterprise clients and brand partnerships we are generating $80k/month in revenues and growing.

Over

50,000+

Users Worldwide





Help us reach
our goal for 2020

10,000,000

Social Interactions

Customers

Blue is for Everyone, Everywhere, Anywhere, Anytime

As humans, we are inherently social. Our well-being and health are tied to interactions with others. Social interactions are the essence of the human experience. It's what gives life meaning.

Just about everywhere and anywhere we go, and anytime we're somewhere, life is more meaningful experienced with others. Blue is the first app that encourages authentic and meaningful interactions in any social or business setting. Meeting people doesn't have to be hard.



Let Blue Introduce You™

Our customers include:

B2C: students, business owners, business professionals, recruiters, and social media users

B2B retail: shopping malls, brand stores, convenience stores, and gas stations

B2B hospitality: Businesses that entertain or receive guests, such as hotels, casinos, restaurants, bars, nightclubs, schools, vacations, stadiums, convention centers, airports

B2G government/institutional: Smart cities, advertising, transportation, safety/security, government, insurance, code enforcement, and regulatory applications

Our Customers Love us!

 **Nathan Phillips** I got mine last week and it works great. Just tap their phone and they get all your info that you set up. Takes less than 5 minutes to get it setup.

 **sonandpopbowtieshop** commented: Just got mine in the mail and I LOVE IT so i had to place an order for my son as well! Son and Pop approved 1000% :) 1h

 **derek_dehaven** commented: I just got mine in the mail! This card is SUPER convenient and is great for first impressions! ❤️ 25m

 **Dustin Baker** Getting one of these on the free offer to see how well it works. The normal $35 is totally worth it, but I want to see how much control I have before I put money out. I don't expect to use this as a replacement for business cards, rather as an augmentation for them. I do performance magic as a side gig, so this would be a great way to distribute my card. Also these would be interesting in my day job as an "on counter" business card replacement.

 **amplified_silence** Well I have to say I was skeptical at first... but I love this things lol. Thanks for a great product!

 **Sean Parker** It works and is awesome. People remember my info because of it lol

      

While our high-tech products appeal to the younger generation, our Blue Smart Card and Blue App were made for people of all ages looking to upgrade the way they connect.

As a Bluetooth product, Blue lets you put on your *virtual* name tag wherever you are, even without an internet connection. Go ahead. Be truly social.

Business Model

A framework for success

We believe in using technology for social good. Our business model is all about delivering products and services that customers both value and see as good.

Our Blue Smart Card sold through our eCommerce platform delivers valuable benefits. It not only reinvents the business card, but also connects you to a new world of possibilities through our groundbreaking Blue app.



FEATURED ON
univision
ONLY
$34.99
HELLO
Blue
Welcome to Blue
The New Way to Network™
HELLO
my name is
Blue
TAP HERE WITH YOUR PHONE
Tap Here, Try Me!
The Business Card Reinvented™
Tap your Blue Smart Card on a NFC compatible smartphone to instantly share all your social networks and much more!

HELLO
my name is
Blue

$34.99/one-time
Manage 1 Smart Card
Dashboard
Smart Blue Profile
Pay or Request with Venmo
Get Paid to Be Social
Free Shipping

Tens of thousands of people have purchased the Blue Smart Card and we're just getting started! Our recently introduced white-label and reseller programs *Powered by* ***Blue*** are also generating revenues as more and more enterprises do away with traditional business cards, boost their image and join the New Way to Network**™** as a company.

The Blue app, which is free to download on the Apple App Store and Google Play, is the first true *virtual* social networking app. Blue is *good*. It enhances *authentic face-to-face human* interaction by offering *zero-friction* introduction to people you cross paths with in **real time and real life**. Blue will offer innovative in-app premium features and micro-payments to its users (B2C), and in-app advertising, retail beacons, subscriptions and lead generation to enterprise clients (B2B).

Our innovative operating and financial models are integral to our blended eCommerce, Software as a Service (SaaS), Bluetooth as a Service**™** (BaaS), Smart Devices and Mobile Applications revenue model.



Get Paid to Be Social
BLUE Affiliate Program

Join our affiliate program and Get Paid to Be Social™. We have thousands of affiliates around the world earning thousands of dollars every month for being social.

Come grow with us!

Market

3 billion smartphones in use worldwide

And with over 10 billion business cards printed each year, the market for Blue Smart Cards is almost endless!

Blue's market is global, and includes 207 million students attending colleges worldwide and 3 billion smartphone users around the world. The market includes 205 million adults in the U.S. alone attending professional events annually, plus hundreds of millions of small business owners and entrepreneurs across the planet, from DJ's, realtors, insurance agents and recruiters, to software engineers, consultants, accountants and everyday business people like us.

The outlook for blue is exceptional. The demand for mobile cellular apps remains high with 350 billion app downloads projected worldwide in 2020 (Google)! With *social networking and messaging* apps growing 394% year over year, Blue enters this high growth category where app conversion averages 11.35%, higher than most categories. We will use advanced analytics to adapt, evolve, and pivot Blue as necessary to ensure market growth and user retention.

With the smart card market growing to $21B by 2023, the Blue Smart Card is the perfect product that disrupts the business card market offering a smarter, more convenient solution to a traditional and necessary business expense.

The Blue Market Network.


INTERNET OF THINGS - 2021
1,132 BST
HELLO
my name is
History
Christen
Macy's
DraperU
Emily
ME
Mario
Free Tokens
Beacons
MarketPlace - ioT
$764 billion
Transactions among multiple buyers & multiple sellers.
Network
3.02 billion
Social Media Users
Identity & Communications
HELLO
my name is
Blue
Bluetooth - API
Application Programming Interface
35.8 billion
Smart Devices connected the internet

"Social Networks Were The Last 10 Years. Market Networks Will Be The Next 10." – James Currier, NFX Guild VC

What is the *Blue Market Network*?

The Blue Marketplace will provide opportunities & transactions among multiple users and applications.

The Blue Network provides a secure profile of a person's identity and then lets them interact with other people in the network or businesses.

Blue is creating the *first Bluetooth Market Network* enabling anyone with a smartphone to discover, pay and interact with *people and things* nearby autonomously, via Bluetooth, near field communication (NFC), radio-frequency identification (RFID) and other short-range wireless communications technologies.

Businesses will subscribe to our Bluetooth as a Service™ (BaaS) Model through our API that includes hardware components that allow organizations to send custom messages and reach Blue app users nearby who have *subscribed* to the business or service.


Blue Beacon Dashboard
BLUETOOTH AS A SERVICE - API
Beacon
Dashboard
Customer
Beacon
Analytics
Billings
Settings
Home / Dashboard
Dashboard
44
CUSTOMERS
404
BEACONS
1200
REVENUE
Title
Last 7 days
Last 7 days
Last 15 days
Last 30 days
Last 45 days
Last 60 days
Last 90 days
Custom Date

This is *proximity marketing*, the holy grail for marketers and businesses, and a great benefit to app users. Blue will provide a Bluetooth as a Service solution for businesses in a world where you can *walk into your favorite gym and instantly receive your workouts for the day, walk into a bar and instantly receive happy hour specials, or walk around a campus and instantly be informed and navigated by the University* using beacon technology – all without having to download an app for every separate retailer, business, educational institution, campus event or venue.

Say you're going out shopping - you can use Blue to discover coupons at your favorite restaurant or store in real-time as you are walking by. $2 off a slice of pizza... or 15% off on groceries or a new pair of jeans - count me in!

The Blue Network is unique in that it will combine the main elements of both Networks and Marketplaces. It will use Bluetooth as a Service software to focus action around longer-term projects, not just a quick transaction, and promotes Blue as a differentiated Network, helping build long-term partnerships.

The Blue Network is also unique from a monetization standpoint. It combines the strong network effects defensibility and scalability of direct large scale social networks together with the lucrative business models of BaaS or marketplace businesses.

Competition

Blue works like a name tag - just turn it on and meet people nearby, not miles away

Blue is the world's most innovative *Bluetooth ambient social network.* We believe each person will discover and develop his or her own way to make Blue useful. Whether in a classroom, family reunion, fundraising event, electronic concert, college party, club, convention, chamber networking event or company picnic, **Blue connects you with others in real life.**

Blue is a game-changer and opens new market space <u>uniquely focusing</u> on *real-time* Bluetooth ambient discovery and making introductions easy. Blue competes in the highly competitive app market against social media networks of many large and small companies, including well-known global competitors.

We believe the Blue app's ability to see social profiles of other users in real life and its all-in-one ability to consolidate access to selected social media profiles, websites, emails, phone numbers, payment applications, etc. is innovative and disruptive, and potentially culture and behavior-changing. Dormant and underlying competitors include apps that are generally are not intended to discover people in the **same room** (ambient setting). We believe Blue has no "direct" substitute.

In the smart card market space there are numerous established and recent competitors. None of which offer a smart card integrated with a mobile ambient networking app linked to a Bluetooth Market Network.

	Blue	Inkgility	Moo	Facebook
Physical Card	✓	✓	✓	
Digital Identity	✓	✓	✓	✓
NFC Share instantly.	✓	✓	✓	
Bluetooth Auto-Discovery™	✓			
Interact with things (Beacons & Sensors)	✓			
Real-Life Social Graph (Real-life interactions)	✓			

Vision

We are here to power the future of Internet of Things

Our ultimate vision is to build a platform that makes it safe and secure for you to interact with the world around you.

The future is here. Technology is all around us. Smart wearables, smart devices, smart homes, smart cars, and smart things are looking to connect and interact with us on a daily basis.



Imagine walking in a mall and instantly receiving coupons as you walk passed the stores.

  



+100s of other
Smart Wearables

Or interacting and engaging with smart wearable devices.

© **Powered by Blue**

Blue was created to make life more enjoyable and meaningful by encouraging genuine interactions with others. The Blue app provides an effortless bridge between you and all the smart technologies around you - in your home, in your car, at the mall and your favorite restaurant.

Concerns about data privacy and security are important to us. We see a future where interaction with smart devices is *permission-based,* and user data is protected using highly technical cryptographic techniques.



Many problems plague our daily digital lives - problems that reduce our freedom, even though the Internet was intended to make us *more free*. We are at a point where most of our data, even private data, is curated and stored on centralized servers with no <u>direct</u> connections between ***we the people***. Every private message, every mouse click on an advertisement, every scroll on a video is recorded somewhere, effectively *mining us* for information for later use.

<u>Unfortunately, our private data is not private.</u> In this modern digital ecosystem, ***we the people*** <u>are the product</u> with companies making billions of dollars off our data. We are products of decades-old *centralized* platform-based economic models. **But change is inevitable, and pioneers like Blue will change this** by returning control of our data to its rightful owners — ***we the people***.

Long-term Blue will use blockchain technology to disrupt the centrally-based platform economy. We are pro-business and for-profit; but, we also believe in greater income equality and sharing of the value chain created by social networks. We intend to integrate capabilities through open-source software to empower users to <u>curate your own content, feeds and *advertising*</u> (think mini-RSS's); as well as allow users to interact with the hundreds of billions of "smart" devices that will inherently evolve with cryptographic blockchain connectivity technologies, including Bluetooth Peer-to-Peer.



Blue is the future.

The future is here. Invest in Blue and invest in changing the world. And build a *world of friends* everywhere you go.

Investors

Billionaire Tim Draper invests $1.1M in Blue

We are proud to announce Tim Draper, the billionaire VC who has previously funded Tesla, Skype, SpaceX, Twitch, Hotmail, Robinhood, and 23 other unicorns at the seed stage, invests in Blue.

On Friday, April 24, 2020, Blue closed its $1.368M Series Seed Round with lead investor Tim Draper investing $1M through Draper Associates. Draper University Ventures also participated in the round and invested $100,000.

$600k from friends and family

We have over two dozen private investors that have invested in us the past four years from $1,000 to $200,000 each in support of our vision, including college students and professionals.

Founders









BUILDING A WORLD OF FRIENDS
Jose Montero
CEO/President
Mario Contreras
Chief Product Dev. Officer
Christen Montero
Chief Marketing Officer
Jose Montero Sr.
CFO/COO

Jose Montero is the visionary driving force of Blue, a Martin Luther King High School graduate and former Riverside Community College student. Jose has sales and leadership experience as a Personal Training Sales Manager with L.A. Fitness and Multi-Level-Marketing. He was 7th in the nation for weekend sales at L.A. Fitness. He is an avid reader and self-taught learner and started his first business at age 18. In 2012, Jose made a YouTube video that went viral garnering over 300,000 views within a few months. He's a growth hacker, digital marketer, and has an eye for design. Jose is a Draper University Graduate - Hero Training Entrepreneurship Program, and is Co-Founder, CEO and President of Blue.

Mario Contreras, Chief Product Development Officer, has eight years UI-UX (User Interface-User Experience) design experience that includes design work for Nissan, Infiniti, Toshiba, Honda, and Snapchat. Mario loves to design with simplicity and usability in mind, nicely blended with beautiful and modern aesthetics to result in an efficient and sharp pixel perfect interface. He believes the focus is the number one priority when it comes to design.

Christen Montero, Chief Marketing Officer, is a graduate of the University of Redlands - Johnston Center, where she earned her B.A. in Holistic Study of the Mind, Metaphysics, Marketing and Education. In 2016, she completed her Master's degree in Business Management (MBA) with a concentration in Marketing and Consulting. At the age of 18 while in college full-time she began working as an independent- contractor in Marketing and Account Management. Christen has over 10 years' experience executing a variety of Event Marketing Campaigns for companies such as Google, Xbox, Coca-Cola, CitiBank, Samsung, Maybelline, Lexus, Ciroc (and more) at some of the largest events in California.

Jose Montero Sr. has 37-years' experience across multiple industries, with roles that include General Manager, Division Marketing Manager, Product Development Manager, Plant Manager, Director of Operations, CEO Coach and Management Consultant. At age 23 Jose Sr. founded his first business - a vertically integrated multi-state retail products and services company that flourished for 12 years. Jose has spent half his career as an entrepreneur and half in corporate. He is presently with one of the nation's largest healthcare providers overseeing manufacturing and construction activities on capital projects. Jose is a Lean/Six-Sigma Master Black Belt, Change Management specialist and Performance Improvement guru. He earned Engineering and Management degrees from the Massachusetts Institute of Technology (MIT) and the Sloan School of Management, and a Masters in Management from Claremont Graduate University Peter F. Drucker School of Management. Jose Sr. is COO, CFO and Chairman of the Board.

Team



	Jose Montero	CEO/President	Instagram: @_Jose_Montero_
	Christen Montero	Chief Marketing Officer	
	Jose Montero Sr.	CFO/COO	





	Mario Contreras	Chief Product Development Officer
	Luis Llamas	Support Manager
	Houston Anne	Sales & Operations
	Ashley Watson	Support Specialist
	Nicolas Rios	Order Fulfillment
	Justin Wu	Growth Specialist
	Erick Llamas	Support Specialist
	Andrew Esparza	Marketing Specialist
	Victoria Montero	Corporate Secretary
	Valterri Salomaki	Digital Strategist
	Elisha Elliott	Account Manager
	Jackie Sheng	Finance Intern
	Woodie Landeros	Video Producer

 Rebecca Blue   Video Producer

 Steve Ramose   Technical Advisor

 Rany Tith   Technical Advisor

Perks

$100	1x Blue Smart Card
$500	1x Blue Smart Card I invested into Blue - T-shirt.
$1,000	1x Blue Smart Card I invested into Blue - T-Shirt. Mention your name on our website.
$2,500	1x Blue Smart Card I invested into Blue - T-Shirt Mention your name on our website. Exclusive invite to our Launch Party.
$5,000	Blue Smart Card I invested into Blue T-Shirt. Mention your name on our website. Exclusive invite to our Launch Party.
$10,000	1x Blue Smart Card I invested into Blue T-Shirt. Mention your name on our website. VIP access to our Launch Party.
$25,000	Blue's global partner program for agencies, marketers, Enterprise consultants, and more, who want to grow their clients by providing proximity marketing solutions (coming soon). I invested into Blue T-Shirt. VIP access to our Launch Party.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
Where can I buy a Blue Smart Card?	You can purchase a Blue Smart Card on our website https://blue.social

How do I start my own Smart Card Business powered by Blue?	By investing on $5,000 or $10,000 into the Crowd Safe, you have the opportunity to start your own Smart Card business powered by Blue. We are taking an innovative approach to partner with individuals looking to get into E-Commerce by dropshipping. You sell and we take care of shipping, handling, and support. We will reach out to you with more info.
Do you have your Meet the Drapers episode transcript?	Tim Draper: Let's bring on the next entrepreneur, but before we do, let's see what's going on behind the scenes. Jose Montero: My name is Jose Montero, and I'm the CEO of Blue. Christen Montero: And my name is Christen Montero, and I'm the CMO. Jose Montero: We're brothers and sisters, and this is a family company. Blue is a mobile app that the whole goal is to encourage people to be social through Bluetooth. Christen Montero: Everybody wants to be social. No one wants to feel disconnected, and no one wants to feel lonely. Jose started out with the whole idea, and then it went from him to really getting my dad involved, and now we have a full team. We are nervous. We haven't really just let it set in, yet. Jose Montero: But we're ready. Christen Montero: We're ready and we're excited, so we're thankful to be here. Tim Draper: Our next guest comes from Draper University. Give us your pitch. Christen Montero: In today's world, it's actually a huge problem that everyone is connected on social media more than ever before, yet completely disconnected in real life. Jose Montero: Which is why we created Blue, a mobile app that enables anyone with a smart phone to discover people and things autonomously via Bluetooth. About three years ago we developed and patented a technology that connects users of social media networks through a networking application using short-range wireless communication. The most valuable assets of any social network like Facebook, Instagram, or Twitter come from manually created connections between the user. Every single person in this room has an online identity and a smart phone. We create a high-quality social graph seamlessly between devices without the users having to interact with their phone, aka while it's in your pocket. With data points such as the number of times we've crossed paths, the duration and distance, and the time and location that we were near each other, we create a high-quality social graph with relevancy scores computed and assigned to each user. Christen Montero: At South by Southwest in 2018 we decided to growth hack the entire conference. We placed these beacons around South by Southwest in Austin to actually test out this technology, and in 10 days we got 20,000 clicks to our website, and in six months we had over 150,000 visitors to our app. Jose Montero: One of the biggest challenges that we had was, to discover people within Bluetooth it required them to have our application. What we introduce to you is the Blue Smart Card. With this, you're able to share with people who don't have the application just yet, tap it, and instantly all your information, social media, and contact information is right then and there. In the past 45 days we've sold over 3,800 of these, generating close to about $50,000 in revenue. Christen Montero:

So invest in us because we invest in you.

Tim Draper:

How are you two related?

Jose Montero:

Brothers and sisters, actually.

Tim Draper:

And we are, too.

Polly Draper:

Yeah, that's like us.

Tim Draper:

We are, too. We're brother and sister.

Polly Draper:

We're not husband and wife either, trust me.

Jose Montero:

What we do is we provide businesses, retailers, and other applications to kind of build on top of our platform, so businesses will receive these beacons, along with the dashboard where we introduce proximity marketing. In 2016, 40 billion dollars of retail sales were impacted by these beacons alone. For example, let's say we placed one here at Draper. As soon as someone crossed and walks past the Draper building, they'll receive a notification on their phones saying, "Hey, come check out the startups here at Hero City." A lot of the big companies are already implementing this technology, however, the biggest challenge is getting the user adoptions. We're tackling it for social, for people to discover people, and then allow them to start discovering beacons, businesses and retailers, and so forth.

Tim Draper:

Where are you going to take it from here? I assume there are going to be some really interesting network effects. There are lots of directions you can take this.

Jose Montero:

Right. We talked with about three schools right now with a total of 60,000 students to actually implement our technology into the student IDs, as well as provide the beacon technology for them to communicate with their students in real time, so that's one way we're going to market, as well as conferences and conventions.

Christen Montero:

So we're also helping people who run events or plan events, because we are also providing a new way to network. Now you are able to actually have your digital profile or whatever you'd like to share with an individual in another room.

Tim Draper:

If I type something in and I sweep it onto your smartphone, but then I change something and I sweep it on your smartphone, do you get my updated data yet?

Jose Montero:

If it's a different profile you won't.

Tim Draper:

I could give you one set of information and you a different set of information.

Christen Montero:

Right, Tim.

Tim Draper:

But a really good feature would also be, everybody, I've changed my email address, everybody gets the new email address.

Christen Montero:

Right.

Jose Montero:

Right, exactly. Yeah, so that is an option in the future on it.

Bill Draper:

If I am in a room like this, I really don't want everybody-

Polly Draper:

That's what I was thinking.

Bill Draper:

Nothing personal, but I wouldn't want the information-

Polly Draper:

Yeah.

Bill Draper:

… on all those other people.

Jose Montero:

That's a great point because-

Polly Draper:

And also, does everybody want to give their information to everybody? It's just a little creepy.

Jose Montero:

So we actually have a way to filter out the rooms and to be discovered or not to be discovered. The whole idea is wear our name tags, so when you do want to be social and you do want to meet someone at a certain event or at a venue, you can turn it on, put on your name tag, and be able to filter out the people to who you want to meet. So imagine walking through-

Bill Draper:

How do you filter?

Jose Montero:

Through keywords. So imagine walking into an event and you want to look for a lawyer, I can search the room for lawyers.

Christen Montero:

You don't have to have complete exposure to everybody that's in your vicinity, you get to choose whether you want to be able and allow yourself to brand yourself out to the world or if you just want to brand yourself individually with another person and connect with them that way.

Bill Draper:

What have you been doing to test this, and how much have you learned?

Jose Montero:

We started this close to four years ago now with the Bluetooth application. We've gone to conferences, conventions, even schools and universities.

Christen Montero:

One of the biggest things that we learned about user behavior was that people actually aren't just one brand anymore, so that's why we are now working on a feature that allows you to have multiple profiles, in a sense, to be able to share your branded information in a way that you want to share it. So it's not like we completely expose you, put you out in the market, and people are there just pinging and picking you up, we are really here for you to help you brand yourself individually.

Tim Draper:

So your challenge now is to get these cards out so that people download the app.

Jose Montero:

Correct.

Tim Draper:

So once you've got them all on the app, then the network effects-

Jose Montero:

[crosstalk 00:22:00] exactly.

Tim Draper:

… start to happen.

Christen Montero:

And the great thing is is that the cards work without the app.

Jose Montero:

We do have some cards for you guys that we made, as well, that we'd like to give to you guys.

Bill Draper:

How do I get all this information?

Jose Montero:

When you purchase a Blue Smart Card, you'll be able to download our application where then you could then program your card yourself to the profile that you want. And once it's on the card, you could then bump it against a smartphone-

Bill Draper:

How do I profile that?

Jose Montero:

So you just go like that.

Sabeer Bhatia:

I have a great marketing strategy for you. Just go-

Tim Draper:

Bring it up.

Sabeer Bhatia:

... plant yourself in Las Vegas, and at every convention-

Tim Draper:

Every convention.

Sabeer Bhatia:

... of any kind-

Jose Montero:

Just to get it out there.

Sabeer Bhatia:

... sell these cards out-

Christen Montero:

Yeah.

Jose Montero:

Exactly.

Sabeer Bhatia:

... because that's why people go. I was there at the CES this year, and my God, there were 175,000 people.

Jose Montero:

Yeah.

Sabeer Bhatia:

In one city at one time. It was crazy.

Christen Montero:

And imagine all the business cards that everybody takes-

Sabeer Bhatia:

Yeah.

Christen Montero:

... and all of the waste, and everything else.

Sabeer Bhatia:

That's your marketing strategy.

Bill Draper:

Let's say I'm in Las Vegas and I want one of these. How do I get it?

Jose Montero:

So right now we have a few channels that you can purchase from. One would be through our online website, blue.social.

Christen Montero:

We work with the organizers ourself, so say a specific business organization wants to use the technology to enhance the networking aspect and the experience of the people at the event.

Jose Montero:

What I think what was the challenge with the application is, it's not as tangible as something like a card, and this is something that relates to the behavior that people are already doing, so I think that's why it's catching on so much.

Tim Draper:

Terrific. Well, Jose and Christen, very great to have you-

Jose Montero:

Thank you. Appreciate it.

Tim Draper:

... here on Meet the Drapers.

Christen Montero:

Thank you.

Christen Montero:

It was nerve-wracking, definitely.

Jose Montero:

We did have some technical difficulties at first that kind of threw us off, but we were able to recover and give it our best at the end of it. The reason why you should invest in us is because we're for the people. We started this as a platform to encourage social interaction.

Christen Montero:

We care more about the social impact of this technology and the benefit it brings to everybody, especially with this whole loneliness epidemic that's happening right now. Invest in us because it's not just about the money, we care, really, about people, and using technology in a way to provide a good social impact.

Tim Draper:

So what did we think of Blue? Dad, what do you think?

Bill Draper:

Well, I always think about the management team, and he calls himself a serial entrepreneur, and that always makes me nervous. I like the concept of how big the margins would be once you got these cards out, but I think it was pretty impressive.

Tim Draper:

Sabeer, what'd you think?

Sabeer Bhatia:

I think it's great for networking. There's all kinds of conferences, right? Why do people show up? But when you're at the conference you just start talking to everyone around, and the other way is, let's do it in a directed manner by having this card so I can reach the right person.

Tim Draper:

You think it eliminates serendipity or just-

Sabeer Bhatia:

It eliminates serendipity, yeah.

Tim Draper:

Completely.

Sabeer Bhatia:

Completely, yeah. Unfortunately, with all the technological innovation that is happening around us, we are losing a lot of the human touch and feel.

Polly Draper:

You're doing the absolute opposite of what your primary goal is. Today it was-

Tim Draper:

But wait, Polly, if you walked into a room and you saw that there were three major network producers and there are 500 people there, wouldn't you kind of want to go, "Hmm, let's go over and meet with them"?

Polly Draper:

Yeah. In a word-

Tim Draper:

You could have been a much bigger actress.

Polly Draper:

Well, I'll tell you what.

Tim Draper:

Okay.

Polly Draper:

Having been famous, I know the feeling of being bombarded by people coming up to you when you don't want them to. And social-

Tim Draper:

Network producers might not be famous.

Polly Draper:

They, more than an actress, do not want to be bombarded by people pitching them ideas at a party. I feel like it's intrusive, and I don't quite understand how you can keep them at bay if you don't want them. It seems like you walk past Draper University, and even if you don't want it they're suddenly being able to reach out to you.

Tim Draper:

Privacy's gone.

Sabeer Bhatia:

What if you're at a networking event, not at a party-

Polly Draper:

Yeah.

Sabeer Bhatia:

... where the purpose of your being at the event is to meet people?

Polly Draper:

He's up for using it everywhere. I don't know, I don't like it at all. That's the first time I've ever been here where I've been like, this is the creepiest thing I've ever heard, except for the one where you walk by a store, they take stock of everything you're wearing. That one creeped me out, too.

Tim Draper:

We backed that one.

Polly Draper:

Did you?

Tim Draper:

So let's see what our next entrepreneur has in store, but before we do, let's see what's going on behind the scenes.

Tim Draper:

Well, Sabeer, you are now a member of the Draper family.

Sabeer Bhatia:

Thank you.

Tim Draper:

We adopt all of our guest judges, so welcome to the family. You can call yourself Sabeer Draper or Sabeer Draper-Bhatia.

Sabeer Bhatia:

Honorary degree. Honorary degree.

Tim Draper:

Honorary degree. Any of the above.

Sabeer Bhatia:

Sounds good.

Tim Draper:

But welcome to the family.

Sabeer Bhatia:

Thank you. Thank you very much.

Tim Draper:

Great to have you.

Sabeer Bhatia:

Thank you.

Polly Draper:

I always wanted a real brother.

Sabeer Bhatia:

Tim wasn't enough for you? Thank you.

Tim Draper:

So with that I think it's time to bring them out and for me to go to the crystal ball and see which one we're going to go with. And I've got, I mean, there's clearly a lot of peer pressure, but the crystal ball has its own independent thought.

Polly Draper:

Yeah, mind.

Bill Draper:

If the crystal ball comes with a different solution than ours, I would get a new crystal ball.

Sabeer Bhatia:

You never know.

Tim Draper:

It does what it does. The world moves in strange and unusual ways. Well, let's bring on the entrepreneurs and we will make a selection, or I guess I will after consulting with the crystal ball.

Tim Draper:

We're down to the final act here of our first episode of Meet the Drapers. We now have had the pleasure of seeing Dispatch Goods, Blue, and Sunu, and all the excitement and all the major changes they're all going to be doing for the world, and we're very thrilled, but we have to choose a winner. We choose one winner each group, but the great thing about this is that the crowd out there can both invest in you and can vote in another team who maybe we didn't select, who can be a part of our finals. So this is in the end by the judges, they given me lots of interesting advice now, and I'll kind of go through what I'm thinking with each of you.

Bill Draper:

One piece of advice was to keep it short.

Polly Draper:

Wait, wait, wait, let's do the timer.

Tim Draper:

Yeah. I knew the timer was going to come out for somebody. Okay. Not in any particular order, but Dispatch Goods, you're going after a very big problem. It's a great thing for an entrepreneur to do. It has no obvious solution. You're going to be plowing in the dark for many, many years as you kind of help solve this problem. Blue, I think that has an incredible potential for network effects. Some of the negatives were that it might be a sociological change, and we're not sure how that will pan out. And Sunu, while you are changing how blind people will be able to maneuver around, the product's not completely there because you still need the cane and the dog, or the cane or the dog. But it's going after a problem, and we were very surprised at how big the market is, and we want to make sure we know really how big is that market.

Tim Draper:

So with that, I'm going to consult the crystal ball and the vibes are coming. And oh, and the winner is Sunu. Congratulations. Well done, well done. Thank you all, thank you all for coming. It's been terrific. It's been great to have you. It was a really exciting first day. You guys will be moving ahead. First, you have an option on getting $10,000, and you will be moving on to our semifinals, which is really the playoff round. We're very excited about it, and I think it's going to have a big impact on the world, and way to go.

Male:

Awesome.

Tim Draper:

So thank you all for coming, and see you next week on-

All:

Meet the Drapers.

Speaker 14:

(singing).

Tim Draper:

He brought us together. Big coin, big coin. Connecting the world with pervasive money. Money. We open our minds, made the banks look funny. Funny. He kept his head down, he stayed in the dark. Way dark. Never know if it was planned or a lark, but the world has a Toshi forever changed whether it's origin block is lost or unclaimed. It's still unclaimed. The world is rock banker shock bureaucrats, too. Governments don't know what to do.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FOLLOW-MEE, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE Holders (as defined below), the "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date], FOLLOW-MEE, INC., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

This Crowd SAFE is one of a number of similar Crowd SAFEs (the "**Series 2020 Crowd SAFEs**") being issued and delivered by the Company to certain holders of Series 2020 Crowd SAFEs (the "**Series 2020 Crowd SAFE Holders**") pursuant to a crowdfunding financing on the Republic crowdfunding platform.

The "**Valuation Cap**" is $14,750,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) (the "**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to

the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(e) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Crowd SAFE; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock issued in connection with the Company's most recent Equity Financing (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section

1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

(e) **Joinder Agreement**. Notwithstanding any other provision set forth herein, this instrument shall not convert into Capital Stock of the Company unless the Investor has executed and delivered to the Company the Joinder Agreements (as defined below) and, if applicable, to the extent such Investor is an individual, the Spousal Consent to each Joinder Agreement. Entering into such agreements is a condition of receiving shares of Capital Stock of the Company hereunder.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving shares of CF Shadow Series and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means the Company's Series A Common Stock, par value $0.0001 per share, and the Company's Series B Common Stock, par value $0.0001 per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Joinder Agreement**" shall mean the Company's then current voting, co-sale/right of first refusal, investor rights and any similar agreement entered into among the Company and the other stockholders of the Company as of such date.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that he, she or it has satisfied itself, himself or herself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that he, she or it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   **EACH INVESTOR REPRESENTS THAT THE INVESTOR UNDERSTANDS THE SUBSTANTIAL LIKELIHOOD THAT THE INVESTOR WILL SUFFER A TOTAL LOSS OF ALL CAPITAL INVESTED, AND THAT INVESTOR IS PREPARED TO BEAR THE RISK OF SUCH TOTAL LOSS.**

5.   *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period he, she or it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that he, she or it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the aggregate Purchase Amount of all Series 2020 Crowd SAFE Holders).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Riverside County, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

FOLLOW-MEE, INC.,
a Delaware corporation

By: _____
       Jose H. Montero II
       Chief Executive Officer

Address: _____
Email: _____

INVESTOR:

By: _____
Name:
Title (if investor is a trust or entity):
Address:
Email:

EXHIBIT A –
CF SHADOW SHARE PROXY

IRREVOCABLE PROXY

Reference is hereby made to a certain Crowd SAFE (Crowdfunding Simple Agreement for Future Equity) (the "*Crowd SAFE*") dated [$crowd_safe_date$] between Follow-Mee, Inc., a Delaware corporation (the "*Company*") and [$investor_name$] ("*Stockholder*"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into a CF Shadow Series (as defined in the Crowd SAFE) of Capital Stock of the Company pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "*Intermediary*") as another holder of CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

a) With respect to all of the shares of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all stockholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the other shares of Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary, the Company or any of their respective affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

a) The Stockholder has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: _____   By: _____

Name: _____   Name: _____

                                       Title: Authorized Signatory, OpenDeal Portal

                                       LLC d/b/a Republic

Date: _____   Date: _____

EXHIBIT F

Video Transcript

Blue Social - Why Blue? (Republic)

It. It wasn't until, um, 2015 after I was working at LA fitness, I decided to leave and start something on my own.

[00:00:21] He had this idea with Luis.

[00:00:23] I think I was maybe like one of the first people to hear about it.

[00:00:27] We met up. We were just talking about life. What are we going to do? How are we gonna make money? How can we change the world? We started bouncing ideas off of each other

[00:00:35] and he had it written down.

[00:00:37] It wasn't until I went through my ideas in my phone and for some reason when I came across blue, it was the only idea that had a star next to it.

[00:00:47] When I first heard about it, obviously I thought it was a great idea. I wasn't sure if anyone's ever done it before or anything like that, but you know, I could tell right away just from the look in his eye that he was, you know, going to go full force with this like 100%.

[00:01:00] And when I saw it, I got like this instant chills down my spine. I told Louis like, you know, it doesn't matter how I'm gonna do it. It just matters why. My why is the bigger vision of, of building a world of friends and curing loneliness.

[00:01:14] I basically, you know, was there to hear all that for the first time and really hear the idea that evolved into blue.

[00:01:22] I didn't have any tech experience per se, but I knew that my why will take me to where we are now.

[00:01:29] Jose was talking about blue, back in late 2015. I was a little reluctant during the next few months. As I got closer to Jose and started learning about it again as a business person and potential investor, I wanted to understand like, you know, is there really a market there? And as I learned about the technology, what he was trying to achieve, I realized that there was a big gap in that.

[00:01:51] Let's figure out the exact mission, the vision, and the values and what this company is really going to be about and what we stand for.

[00:01:59] I didn't give up because of the vision.

[00:02:02] The vision, that constructs the whole thing is that desire to be able to overcome even the, the, the idea of loneliness. We're in a room, even at a dinner table and everyone's just on the phone talking to each other.

[00:02:15] But a lot of times in a setting where you don't know people, it's very hard to overcome that initial hesitation to go introduce yourself. So I think that approach to the app and Jose's belief that we can make the world a less lonely place and people be more connected to each other is embedded into the whole design and the reason for the app. And I think that reflects Jose's own personality and belief that people can and should be, or be able to be more social with each other. Even when we tend to hesitate.

[00:02:43] I think what's drawn me to this is the bigger vision of impacting the world in a way that no one has ever thought about using technology for. A lot of people build social networks and social media is for like the money. Our vision was to not build it for the money, but to build it for the people to encourage that authentic social interaction in person.

[00:03:04] With that vision in our team, like we could actually make something that works. And that's what kept me coming back. Just that that fire we always had inside and every time we met up, it was just straight business. It was like always like blue, blue, blue. To me, that's what I enjoy doing. Just business, doing things that are going to actually help people and help the world.

[00:03:22] Over the past four years, there's been many times where I've broken down not knowing where this would go. It's been tough for me and my team and for them to be able to stick through this and be three feet from gold to now where we are is an opportunity to show people that if you have an idea and a vision that you can really build anything that you want.

[00:03:48] Umm. I work for blue social. Mmm. I never really look at it as a work, but, um, I'm a part of it because I think that it's definitely going to help people become more aware once they learn about our company, what it's actually doing as far as like getting off your phone and like talking to people, meeting new people, interacting with people at events and school, actually socializing, making new connections. To me, that's always been the exciting part about it.

[00:06:23]Hi, that's me, Jose, atleast that was me before blue. Just another student checking my social media feeling disconnected and unknown. I was nothing more than another person on a college campus. Walking by myself, studying by myself, and let's be totally honest, forgotten. Little did I know there was a better way, and that's when I was introduced to blue. It was that moment that changed my life forever. Blue lets me passively exchange social networks. I no longer have to ask friends one by one for their social media profiles while losing the chance to meet someone new blue does that for me, and it creates a record of who I've met and who I've talked to. Even though everything is automatic, blue puts me in control of what information I want to share. The best part about blue, it uses Bluetooth low energy so I don't have to worry about it draining my battery or not having signal. Allowing me to connect with everyone everywhere, anywhere, and anytime. Finally, physical and digital connections come together with a simple, useful and friendly solution that helps you build relationships that lasts.

[00:07:35]